File No. 70-9677
                        (General Financing)

                SECURITIES AND EXCHANGE COMMISSION
                       Washington, DC  20549

                    AMENDMENT NO. 1 TO FORM U-1

                     APPLICATION / DECLARATION

                               UNDER

          THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                ___________________________________

     Allegheny Energy, Inc.         Allegheny Energy Supply
Company, LLC
     10435 Downsville Pike          R.R. 12, P.O. Box 1000
     Hagerstown, MD  21740          Roseytown, Penna. 15601

     West Penn Power Company        Allegheny Energy Service
Corporation
     800 Cabin Hill Drive           10435 Downsville Pike
     Greensburg, PA  15601          Hagerstown, MD  21740

     Monongahela Power Company      The Potomac Edison Company
     1310 Fairmont Avenue           10435 Downsville Pike
     Fairmont, West Virginia 26554  Hagerstown, MD  21740

                      Allegheny Ventures, Inc.
                      10435 Downsville Pike
                      Hagerstown, MD  21740
                   _____________________________

                      Allegheny Energy, Inc.
                      10435 Downsville Pike
                      Hagerstown, MD  21740

 The Commission is requested to send copies of all notices, orders and communications in connection with this Application /
                          Declaration to:

                     Thomas K. Henderson, Esq.
                Vice President and General Counsel
                      Allegheny Energy, Inc.
                       10435 Downsville Pike
                       Hagerstown, MD 21740

                       Anthony Wilson, Esq.
                          Senior Attorney
               Allegheny Energy Service Corporation
                       10435 Downsville Pike
                       Hagerstown, MD  21740

1. Applicants hereby amend the application replacing Items 1 through 7 with the following:

                    TABLE OF CONTENTS                      Page


Item 1.  Description of the Proposed Transaction  . . . . .  3

     A.   Summary . . . . . . . . . . . . .  . . . . . . . . 3

               B.   Discussion . . . .  . . . . . .. . . . . 4
          1.   Short-Term Debt . . . . . . . . . . . . . . . 4
            (a)  Money Pool . . . . . . . . . . . . . . . .  4
            (b)  Commercial Paper Program . . . . . . . . .  4
            (c)  Parent Loans . . . . . . .  . . . . . . . . 4
          2.   Long-Term Debt . . . . .  . . . . . . . .  .  5
          3.   Guarantees . . . . . . . . . . . . . . . . .  5
       B.   Application of Proceeds. . . . . . .  . . . . .  5
          1.   Genco . . . . .  . . . . . .  . . . . . . .   5
          2.   Allegheny Energy . . . . . . . . . . . . . .  5

Item 2.  Fees, Commissions and Expenses . . . . . . . . . .  6

Item 3.  Applicable Statutory Provisions  . . . . . . . . .  6

Item 4.  Regulatory Approvals . . . . . . . . . . . . . . .  6

Item 5.  Procedure  . . . . . . . . . . . . . . . . . . . .  6

Item 6.  Exhibits and Financial Statements  . . . . . . . .  6

     A.   Exhibits  . . . . . . . . . . . . . . . . . . . .  6

     B.   Financial Statements  . . . . . . . . . . . . . .  6

Item 7.  Information as to Environmental Effects  . . . . .  7

Exhibit H . . . . . . . . . . . . . . . . . . . . . . . . .  8

Item 1.        Description of Proposed Transactions

          A)   Summary and Background

     Allegheny Energy, Inc. ("Allegheny"), seeks authorization to increase from $100 million to $300 million the loans (Parent Loans) that Allegheny may make to Allegheny Energy Supply Company, LLC ("Genco").<F1> Additionally, Genco seeks authority to increase from $200 million to $300 million the aggregate commercial paper ("Commercial Paper") that Genco may issue. Finally, Genco seeks authority to be a lender to and a borrower from the Money Pool in outstanding amounts up to $300 million provided that short-term debt from Parent Loans, Commercial Paper, and the Money Pool borrowings not exceed, in the aggregate, $300 million.

     Allegheny and Genco request that the Commission: 1) authorize Genco to issue long-term debt up to an aggregate amount of $400 million; 2) authorize Allegheny to issue unsecured long-term debt up to an aggregate amount of $138 million; and 3) authorize Allegheny to increase its existing guarantee authority from $150 million up to $250 million. All authority is requested through July 31, 2005. In support of these requests, Applicants submits the following.

     In a series of orders issued in File No. 70-7888, dated January 29, 1992, February 28, 1992, July 14, 1992, November 5, 1993, November 28, 1995, April 18, 1996, December 23, 1997, May
19, 1999, and October 8, 1999 (Holding Co. Act Release Nos. 25462, 25481, 25581, 25919, 26418, 26506, 26804, 27030, and 27084
("Financing Orders"), among other things, the Allegheny system companies were authorized to establish and participate in a Money Pool. In File No. 70-9483 (Holding Co. Act Release No. 27101, dated November 12, 1999), the Commission authorized the formation of and transfer of generating related assets to Genco. Additionally, in the same order Genco was authorized to issue up to $200 million of short-term debt in the form of Commercial Paper, Allegheny was authorized to issue up to $100 million in Parent Loans to Genco and to enter into counterparty support agreements ("Guarantees") up to $150 million. The authorization for the Commercial Paper and Parent Loans were effective through July 31, 2005 ("Genco Order").

     Since the issuance of the Financing Orders and Genco Order several events have occurred which now require Applicants to request additional authority. Specifically, deregulation of generation has continued and competition at the retail level is now a reality in Pennsylvania; and is coming to Maryland on July 1, 2000; and to Ohio, Virginia and West Virginia over the course of the next two years. In the face of deregulation, and the limits it imposes on existing revenues, the Allegheny system has moved aggressively to expand its energy holdings and customer base. The Allegheny system has: formed a generating company - Genco; acquired West Virginia Power;<F2> moved to acquire Mountaineer
Gas;<F3> and filed an application to transfer The Potomac Edison Company's ("Potomac Edison") generating assets to Genco.<F4>

<F1>  Genco  is a public utility as defined under the Act.
However,
for purposes of state regulation Genco is not regulated as a public utility. Accordingly, Genco's financing requests do not qualify for Rule 52 treatment as no state has, or will, authorize the financing requested herein.
<F2>  See Holding Co. Act Release No.  27121,  Order  Authorizing
Retention of Assets  (December 23, 1999).
<F3> See File No. 70-9625, Application of Monongahela Power
Company
to Acquire 100% of the Securities of Mountaineer Gas (filed Feb.
4, 2000).
<F4> See File No. 70-9627, Application of The Potomac Edison
Company
to Transfer Assets  (filed Feb. 11, 2000).

     The Allegheny system has established a goal of increasing its investment in regulated and non-rate regulated businesses. As the Allegheny system grows, the needs of its subsidiaries for capital also grows, specifically Genco's. In the Allegheny system, Genco has been assigned the role of acquiring additional non-regulated generation sources to supply the Allegheny system as well as participate in various unregulated energy market activities. Genco must have access to cash through short-term and long-term borrowings to take advantage of energy market opportunities or to address financial emergencies that may arise. Currently, Genco primarily uses its short-term financing, guarantees and parent support to support its capital expenditure program and ongoing operations. To remain a competitive corporation with strong corporate earnings and shareholder value, Allegheny and its subsidiaries must continue to grow both within and outside the energy industry. For these reasons the authorizations below are sought.

          B)   Discussion

               1.   Short-Term Financing

                    (a)  Money Pool

     Genco seeks authority to participate in the Money Pool. Specifically, Genco requests authority to be a lender to and a borrower from the Money Pool up to an aggregate of Genco's to be authorized short-term debt ceiling of $300 million. Participation in the Money Pool will enhance Genco's ability to participate effectively in evolving energy markets by giving it access to financing in an amount not to exceed $300 million in the aggregate
- the amount of short-term debt financing limit sought by Genco. Genco will lend and borrow on the same terms and under the same conditions as authorized for other Money Pool participants under the Financing Orders.<F5>

                    (b)  Commercial Paper Program

     Genco seeks authority to increase short-term debt by an additional $100 million from $200 million to up to $300 million. This increase will provide Genco with access to financing through short-term borrowings to take advantage of opportunities that arise, to maintain its assets, and to expand its ongoing operations as additional states restructure and funding needs arise. The aggregate shot-term debt authorized will remain unchanged at $300 million and remain subject to the same terms and conditions as contained in the original application, as amended, and adopted in Holding Co. Act Release No. 27101. Together with Allegheny's loan request (as set forth in the following paragraphs) short-term debt will not exceed an aggregate of $300 million including Money Pool borrowings.

                    (c)  Parent Loans

Allegheny seeks authority to increase Parent Loans to Genco from an authorized level of $100 million to an authorized level of $300 million. In Holding Co. Act Release No. 27101, among other things, Allegheny was authorized to provide short-term debt financing to Genco in the form of Parent Loans in an amount not to exceed $100 million. In the aggregate, the total Parent Loans requested hereunder, when combined with Genco's Commercial Paper program and Money Pool borrowings will not exceed $300 million. As with the Commercial Paper program, Genco primarily uses its

<F5> See Holding Co. Act Release No. 25481, Authorizing Formation
of
Money Pool  (February 28, 1992).

short-term parent support to support its capital expenditure program and ongoing operations.

               2. Long-Term Debt

     Genco seeks authority to issue long-term debt up to an aggregate amount of $400 million. The long-term debt will be limited to issuing notes and debentures to banks and institutions. <F6> The interest rates, fees, and expenses will be comparable to those obtainable by comparable utilities issuing comparable securities with the same or similar terms and maturities.

       Allegheny seeks authority to issue up to $138 million in unsecured long-term debt. The request is consistent with prior Commission orders to issue unsecured long-term debt.<F7>
The
financing will include, but not be limited to, bank financing and/or guarantees, bank credit support, project financing, sales of secured or unsecured debt, notes, and, debentures

               3.   Guarantees

     In Holding Co. Act Release No. 27101, among other things, Allegheny was authorized to provide Guarantees in an amount not to exceed $150 million. Allegheny now seeks authority to increase the Guarantees from the currently authorized level of $150 million up to $250 million. The guarantee will be for both performance and financial guarantees. The guarantees will be issued without recourse to the operating companies. In the aggregate, the guarantees will not exceed $250 million.


          B.   Application of Proceeds

               1.   Genco

     Genco will continue to use the proceeds of its proposed short-term debt financing to support operations, supplement daily cash flow fluctuations, and for temporary stop-gap financing measures until other financing transactions are completed. Genco may use the proceeds of its proposed $400 million long-term debt to finance strategic purchases, construction, to replace or retire
short-term  debt,  or for other strategic corporate  purposes.   A
portion   of  the  proceeds  may  be  used  by  Genco  as  capital
contributions   to   non-utility  subsidiaries  including   exempt
wholesale   generators  ("EWGs")  and  foreign  utility  companies
("FUCOs") to the extend permissible under the Act and the Rules of
this   Commission.   Absent  application  and  request   and   the
Commission's grant of specific authority, investments in EWGs and FUCOs will not exceed the limits imposed under Rules 53 and 54.

               2.  Allegheny Energy

     Allegheny proposes to use the proceeds of the $138 million long-term debt financing to meet a combination of capital needs, including financing strategic purchases, construction, to replace or retire short-term debt, or for other strategic corporate purposes. Allegheny may use some of the proceeds as capital contributions to non-utility subsidiaries including EWGs and FUCOs to the extent permissible under the Act and the Rules under the Act. Absent application and request and the Commission's grant of

<F6> Guarantees may take the form of Allegheny agreeing to
undertake
reimbursement obligations, assume liabilities or assume other obligations with respect to, or act as surety on, bonds. Letters of credit, evidences of indebtedness, equity commitments, performance and other obligations undertaken by Genco.
<F7> See Holding Co. Release No. 27134, Southern Financing Order
(February 9, 2000).

specific authority, investments in EWGs and FUCOs will not exceed the limits imposed under Rules 53 and 54.

        Except as described herein, no associate company or affiliate of the Applicants or any affiliate of any such associate company has any material interest, directly or indirectly, in the proposed transactions.

Item 2.         Fees, Commissions, and Expenses

     Fees  and  expenses in the estimated amount of  $100,000  are expected to be incurred in connection with the proposed transactions plus ordinary expenses not over $500 in connection with the preparation of this Application. None of the fees, commissions or expenses is to be paid to any associate or affiliate company of Allegheny or any affiliate of any such associate company except for legal, financial and other services to be performed at cost.

Item 3.        Applicable Statutory Provisions

     The short-term and long-term debt authorizations are subject to Sections 6, 7, 9(a), 10, and 12(b) of the Act and Rules 45, 53, and 54 under the Act.

     Rule 54 provides that the Commission, in determining whether to approve certain transactions by such registered holding company or its subsidiaries other than with respect to exempt wholesale generators ("EWG") and foreign utility companies ("FUCO"), will not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO upon the registered holding company system if the provisions of Rule 53(a), (b) and (c) are satisfied. At December 31, 1999, Allegheny's average consolidated retained earnings were approximately $897 million, and Allegheny's aggregate investment in EWGs and FUCOs was approximately $4.2 million. Accordingly, Allegheny may invest up to approximately $448.5 million or an additional $444.3 million (50% of Retained Earnings less existing investment) in EWGs and FUCOs as of December 31, 1999. When the Transaction is consummated, for purposes of compliance with Rule 54, Allegheny's aggregate investment in EWGs and FUCOs will not exceed 50% of its consolidated retained earnings and the provisions of Rule 53(a) will be satisfied.

     Allegheny further states that for purposes of Rule 54, that the conditions specified in Rule 53(a) are satisfied and that none of the conditions set forth in rule 53(b) exist or will exist as a result of the proposed Transaction. As a result, the Commission will not consider the effect on Allegheny subsidiary that is an EWG or FUCO, as each is defined in sections 32 and 33 of the Act, respectively, in determining whether to approve the proposed transactions.

Item 4.        Regulatory Approval

     No state or federal commission, other than this Commission, has jurisdiction over the proposed transactions.

Item 5.        Procedure

     Allegheny waives any recommended decision by hearing officer or by any other responsible officer of the Commission and waives the 30-day waiting period between the issuance of the Commission's Order and the date it is to become effective since it is desired that the Commission's Order becomes effective upon issuance.
Allegheny consents to the Office of Public Utility Regulation assisting in the preparation of the Commission's decision and/or Order in this matter unless the Office opposes the matter covered by this application or declaration.

Item 6.     Exhibits and Financial Statements

            (a) Exhibits (to be filed by amendment)
               F    Opinion of Counsel (to be filed by amendment)
               G    Financial Data Schedules - Filed
               H    Form of Notice - Filed

            (b) Financial Statements as of December 31, 1999
                FS-1   Allegheny  Energy Supply Company LLC
balance
                       sheet,per books and pro forma - Filed

                FS-2   Allegheny Energy Supply Company LLC
statement
                       of income and retained earnings, per books
and                        pro forma - Filed


Item 7.   Information as to Environmental Effects

     (a) For the reasons set forth in Item 1 above, the authorization applied for herein does not require major federal action significantly affecting the quality of the human environment for purposes of Section 102(2)(C) of the National Environmental Policy Act (42 U.S.C. 4232(2)(C)).

     (b)   Not applicable.

                              SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned Applicants have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.

                              ALLEGHENY ENERGY, INC.

                              /s/ THOMAS K. HENDERSON, ESQ.

                              Thomas K. Henderson, Esq.



                              ALLEGHENY VENTURES, INC.

                              /s/ THOMAS K. HENDERSON, ESQ.

                              Thomas K. Henderson, Esq.



                              ALLEGHENY ENERGY SUPPLY COMPANY, LLC

                              /s/ THOMAS K. HENDERSON, ESQ.

                              Thomas K. Henderson, Esq.



                              THE POTOMAC ELECTRIC COMPANY

                              /s/ THOMAS K. HENDERSON, ESQ.

                              Thomas K. Henderson, Esq.



                              MONONGAHELA POWER COMPANY

                              /s/ THOMAS K. HENDERSON, ESQ.

                              Thomas K. Henderson, Esq.



                              WEST PENN POWER COMPANY

                              /s/ THOMAS K. HENDERSON, ESQ.

                              Thomas K. Henderson, Esq.



                              ALLEGHENY ENERGY SERVICE CORPORATION

                              /s/ THOMAS K. HENDERSON, ESQ.

                              Thomas K. Henderson, Esq.


Dated:  June 1, 2000